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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

LaBranche & Co Inc.
(Name of Subject Company)

LaBranche & Co Inc.
(Name of Filing Person—Issuer)

Series A Preferred Stock, par value $.01 per share
(Title of Class of Securities)

505447 20 1
(CUSIP Number of Class of Securities)

George M.L. LaBranche, IV
LaBranche & Co Inc.
One Exchange Plaza
New York, New York 10006
(212) 425-1144
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Offeror)

Copies to:
Jeffrey M. Marks
Steven I. Suzzan
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**

$38,206,521	$7,641.31

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the issued and outstanding shares of Series A Preferred Stock, par value $0.01 per share. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

**
Calculated as 1/50 of 1% of the transaction value

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $7,641.31	Filing Party: N/A
Form or Registration No.: 5-56767	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by LaBranche & Co Inc., a Delaware corporation ("LaBranche") on December 5, 2003. This Schedule TO relates to the offer by LaBranche to exchange all of the issued and outstanding shares of its Series A preferred stock, (the "Series A Shares") for an equal number of its Series B preferred stock (the "Series B Shares") (the "Offer Consideration") subject to the terms and conditions set forth in the Revised Offer to Exchange dated December 22, 2003 (the "Revised Offer to Exchange"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The information set forth in the Revised Offer to Exchange and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

Item 10.    Financial Statements.

  A.    (1)    The information set forth in Item 15(a)(1) of LaBranche's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and in the Revised Offer to Exchange under the headings entitled "Available Information" and "Summary Historical Consolidated Financial Data" is incorporated by reference pursuant to Instructions 3 and 6 to Item 10 of Schedule TO.

          (2)   The information set forth in part I, entitled "Financial Information," of LaBranche's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 and in the Revised Offer to Exchange under the headings entitled "Available Information" and "Summary Historical Consolidated Financial Data" is incorporated by reference pursuant to Instructions 3 and 6 to Item 10 of Schedule TO.

          (3)   The information set forth in the Revised Offer to Exchange under the heading entitled "Ratio of Earnings to Fixed Charges and Preferred Dividends" is incorporated herein by reference pursuant to Instruction 3 to Item 10 of Schedule TO.

          (4)   At December 31, 2002, the book value per Series A Share was $961.24 per share. At December 31, 2002, the book value per share of Common Stock was $15.60 per share.

        B.    The Offer, if completed, is not expected to have a material pro forma effect on LaBranche's (1) condensed consolidated statement of financial condition as of September 30, 2003 (2) condensed consolidated statement of operations data, earnings per share or ratio of earnings to fixed charges for the fiscal year ended December 31, 2002 or the nine months ended September 30, 2003 or (3) book value per share as of September 30, 2003.

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Item 12.    Exhibits.

        The following Exhibits are filed herewith:

(a)(1)(A)	Revised Offer to Exchange dated December 22, 2003.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(c)	None.
(d)(1)
Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (incorporated by reference to our Current Report on Form 8-K, filed March 22, 2001.)
(d)(2)
Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (incorporated by reference to our Current Report on Form 8-K, filed March 22, 2001.)
(d)(3)
RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (incorporated by reference to our Current Report on Form 8-K, filed March 22, 2001.)
(d)(4)	Certificate of the Designations, Powers, Preferences and Rights of the Series B Preferred Stock, par value $0.01 per share, of LaBranche.*
(g)	None
(h)	None.

*
Previously filed

Item 13.    Information Required by Schedule 13e-3.

        Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LaBRANCHE & CO INC.
	By:	/s/ GEORGE M.L. LABRANCHE, IV George M.L. LaBranche, IV Chairman, Chief Executive Officer and President
Dated: December 22, 2003

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Revised Offer to Exchange dated December 22, 2003.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(c)	None.
(d)(1)
Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (incorporated by reference to our Current Report on Form 8-K, filed March 22, 2001.)
(d)(2)
Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (incorporated by reference to our Current Report on Form 8-K, filed March 22, 2001.)
(d)(3)
RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (incorporated by reference to our Current Report on Form 8-K, filed March 22, 2001.)
(d)(4)	Certificate of the Designations, Powers, Preferences and Rights of the Series B Preferred Stock, par value $0.01 per share, of LaBranche.*
(g)	None.
(h)	None.

*
Previously filed.

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Item 10. Financial Statements.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13e-3.
SIGNATURE
EXHIBIT INDEX